QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For Each of the Five Years Ended December 31, 2004
(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges as defined:
Interest on long-term debt	$144.2	$141.9	$132.0	$122.7	$112.6
Amortization of debt premium, discount and expense (net)	4.2	3.5	3.1	2.9	2.6
Interest component on rentals	3.3	2.9	2.7	2.6	1.9
Preference security dividend requirements of consolidated subsidiary	—	1.7	3.8	3.8	3.8

Total Fixed Charges	$151.7	$150.0	$141.6	$132.0	$120.9
Preference security dividend as defined:	11.9	11.9	11.9	12.0	12.0

Total Fixed Charges and Preference Security Dividend (A)	163.6	161.9	153.5	144.0	132.9

Earnings as defined:
Pretax income from continuing operations	$364.1	$339.4	$342.1	$357.1	$412.6
Total fixed charges	151.7	150.0	141.6	132.0	120.9
Preference security dividend requirements of consolidated subsidiary	—	(1.7)	(3.8)	(3.8)	(3.8)

Total Earnings (B)	$515.8	$487.7	$479.9	$485.3	$529.7

Ratio of Earnings to Fixed Charges (B/A)	3.15	3.01	3.13	3.37	3.99

QuickLinks

  Exhibit 12.02
SOUTH CAROLINA ELECTRIC & GAS COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES For Each of the Five Years Ended December 31, 2004 (Dollars in Millions)